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SECU[barcode] 09058338 MMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67391

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/08___ AND ENDING ___12/31/08___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Frank Crystal Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Old Slip, 18th Floor

(No. and Street)

New York _____ New York _____ 10005

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dante P. Bartoletti, FINOP   (818) 386-6900

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP

(Name - if individual, state last, first, middle name)

750 Third Avenue _____ New York _____ New York _____ 10017

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, <u>Jonathan H. Finesilver Crystal</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm <u>Frank Crystal Capital, Inc.</u>, as of <u>December 31, 2008</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

ERICA G. HINTZE
Notary Public, State of New York
No. 01HI6079438
Qualified in Queens County
Commission Expires August 26, 2006 2010

_____
Notary Public

_____
Signature

_____
Chairman of the Board
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

FRANK CRYSTAL CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Frank Crystal Capital, Inc.

We have audited the accompanying statement of financial condition of Frank Crystal Capital, Inc. (the "Company") as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 19, 2009

FRANK CRYSTAL CAPITAL, INC.

Statement of Financial Condition
December 31, 2008

ASSETS
Cash	$ 73,337
Prepaid expenses	3,723
	$ 77,060

LIABILITIES AND STOCKHOLDER'S EQUITY
Due to parent	$ 17,100
Accrued expenses	10,000
	27,100

Stockholder's equity:

Common stock - no par value; 1,500 shares authorized, no shares issued and outstanding	
Additional paid-in capital	102,763
Retained deficit	(52,803)
Total stockholder's equity	49,960
	$ 77,060

FRANK CRYSTAL CAPITAL, INC.

Notes to Statement of Financial Condition
December 31, 2008

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Frank Crystal Capital, Inc. (the "Company"), a direct wholly-owned subsidiary of Frank Crystal & Co., Inc. ("Frank Crystal"), was incorporated on March 27, 2006 and became a registered broker-dealer on April 4, 2007. The Company is a registered broker-dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is an introducing broker and clears all transactions through a clearing organization on a fully disclosed basis. The Company is primarily engaged in the sale of variable insurance products, retirement plans and mutual funds and also conducts private placement business.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Revenue recognition:

Brokerage commissions earned from securities transactions are recorded as revenue on a trade date basis.

[2] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

[3] Financial instruments:

The fair value of the Company's assets and liabilities, which qualify as financial instruments under Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," approximates the carrying amounts presented in the statement of financial condition. Investments in money market funds are carried at cost, which approximate fair value.

NOTE C - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000. At December 31, 2008, the Company had net capital, as defined, of $46,237, which was $41,237 in excess of its required minimum net capital.

The Company is exempt from the provisions of Rule 15c3-3 per paragraph (k)(2)(ii).

NOTE D - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with Frank Crystal whereby the Company is charged for its respective share of expenses, including, but not limited to, office space, equipment, and insurance expenses. The agreement shall remain in effect until terminated by each of the parties upon 60-day written notice.

NOTE E - STOCKHOLDER'S EQUITY

During the year ended December 31, 2008, Frank Crystal contributed $47,763 of capital to the Company, which was settled as a reduction in the amount due to Frank Crystal and is shown as a contribution to additional paid-in capital in the accompanying financial statement. As of December 31, 2008, the Company had not yet issued common shares in exchange for capital contributions.